Room 4561

      July 19, 2005

Mr. Joseph P. Mullaney
President and Chief Operating Officer
SofTech, Inc.
2 Highwood Drive
Tewksbury, MA 01876

      Re:	SofTech, Inc.
   Form 10-KSB for the fiscal year ended May 31, 2004
   Forms 10-QSB for the fiscal quarters ended August 31, 2004, November 30, 2004 and February 28, 2005
   Forms 8-K filed August 31, 2004, October 15, 2004, and January
6,
	2005 and April 12, 2005
   File No. 000-10665

Dear Mr. Mullaney:

      We have reviewed your response to our letter dated May 31,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Consolidated Statements of Operations, page 24
1. We note your response to our previous comment no. 1 where you indicate that the Company`s capitalized software is composed almost entirely of acquired technology and that amortization of such software is classified within continuing operations pursuant to paragraph 42 of SFAS 142. SFAS 142 does not preclude you from classifying the amortization of capitalized software in cost of revenues as that is still within continuing operations. Also, pursuant to paragraph 2 of SFAS 86, regardless of whether the software was acquired through a business combination or developed internally, SFAS 86 would still be the applicable accounting
literature for the Company`s capitalized software.   Therefore,
please revise to reclassify amounts related to amortization of capitalized software costs as a cost of revenue. Additionally, revise your discussion in MD&A to address any changes in gross margin from year to year as a result of this reclassification.

Form 8-K Filed August 31, 2004, October 15, 2004, January 6, 2005 and
April 12, 2005

2. We note your response to our previous comment no. 4 where you indicate that the Company believes the information highlighted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures was self evident in your press releases.
We disagree with your conclusions.  We continue to believe that you
have not adequately explained (a) the manner in which management uses
the non-GAAP measure to conduct or evaluate its business, (b) the economic substance behind management`s decision to use such a measure or (c) the substantive reasons why management believes the non-
GAAP
financial measure provides useful information to investors.
Please
revise accordingly.
3. We note your response to our previous comment no. 5. Your Form
8-K
states "it is management`s view that these non-GAAP financial measures of cash flow provide important information in understanding the Company`s performance." It is unclear whether your "free cash flows" are a measure of performance or a measure of liquidity. As indicated in Question 13 the term "free cash flow" typically refers to a measure of liquidity and accordingly should be reconciled to cash flows from operations rather than net income. Please explain or revise accordingly.
4. We note your response to our previous comment no. 6 where you state that your use of the term "pro forma net income" is not directly or indirectly prohibited. However, as noted in footnote 12 to the Final Rule: Conditions for Use of Non-GAAP Financial Measures, the Commission adopted the term "non-GAAP financial measures" versus
"pro forma financial information" to identify the types of information targeted by Section 401(b) of the Sarbanes-Oxley Act. As a result, the use of "pro forma" to describe you non-GAAP financial measure related to net income is not appropriate. Please revise your future disclosures accordingly.

* * * * *
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Gilmore at (202) 551-3406, Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Craig Wilson
							Senior Assistant Chief
Accountant


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Mr. Joseph P. Mullaney
SofTech, Inc.
July 19, 2005
Page 1